THE CONVERTIBLE NOTES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE NOTES AND THE UNDERLYING SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. LENDERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE NOTES AND THE UNDERLYING SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE NOTE

FOR VALUE RECEIVED, Asanda Air II LLC., a New York Limited Liability Company (the "Company"), hereby promises to pay to the order of [INVESTOR NAME]______________________ (the "Lender"), the principal sum of $ $[AMOUNT]__________, together with interest thereon. This Note shall accrue simple interest at a rate of six percent (6%) per annum payable in cash at the Maturity Date (as defined herein) unless converted in accordance with the provisions hereof. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. This Note is issued pursuant to the terms of that certain Convertible Note Purchase Agreement dated as of the date hereof (the "Agreement"), and is one of a group of Notes of like tenor. Capitalized terms not elsewhere defined herein shall have the meanings set forth in the Agreement.

1. Payments.

1.1 All payments shall be made in U.S. dollars at the address set forth next to the Lender's name on Schedule A to the Agreement, or at such other place as the Lender may from time to time designate in writing to the Company. All Notes outstanding under the Agreement shall rank equally without preference or priority of any kind with respect to one another, and all payments with respect to any of the Notes that have not been converted shall be applied ratably in proportion to the Investment Amounts represented thereby.

1.2 Subject to the conversion provisions set forth below, the outstanding principal balance and accrued interest on this Note (the "Note Balance") shall become immediately due and payable upon the earliest to occur of (a) December 31, 2019 (the "Maturity Date") or (b) an Event of Default.

2. Mandatory Conversion.

2.1 Notwithstanding the provisions set forth in Section 1, upon the closing of a Next Equity Financing, the outstanding principal balance and accrued interest shall automatically be converted into the greater of (a) that number of Units of the Company determined by converting the Note Balance at a price per Unit equal to the amount per Unit payable in the Next Equity Financing, or (b) that number of Units

determined by dividing $6 million by the total number of Units issued by the Company at the time of conversion on a fully diluted basis, rounded down to the nearest whole Unit

2.2 As a condition precedent (which may be waived by Company) to conversion of this Note as provided for in this Section, the Lender or the Agent, as applicable, shall execute and deliver to the Company a Unitholders' agreement acceptable to the Company containing customary representations and warranties and providing for, among other things, such Lender to (i) vote or sell its Units in connection with a Change of Control approved by the Company's Board of Directors, (ii) not sell its shares of Common Stock into which the Company's Units are converted for a period of at least 180 days following any Company IPO, (iii) not sell Common Stock into which the Company's Units have been converted, which would be unregistered, unless complying with all applicable securities law and delivering an opinion in respect thereof, and (iv) offer for sale to the Company and other Unitholders any Units proposed to be sold to any third party. The Lender also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Lender agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the conversion for cancellation; provided, however, that upon satisfaction of the conditions set forth herein, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The conversion shall be deemed to have been made on such date as is designated by the Company and the person or persons entitled to receive the shares of stock upon such conversion shall be treated for all purposes as the record owner of such shares of stock as of such date.

3. Upon conversion of this Note in full or the payment of the amounts specified in this Note, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

4. The Company may not prepay the outstanding principal balance and accrued interest on this Note prior to the Maturity Date without the written consent of the Agent. If any payment on this Note shall become due on a Saturday, Sunday, or a public holiday under the laws of the State of New York, such payment shall be made on the next succeeding business day.

5. This Note does not by itself entitle the Lender to any voting rights or other rights as a Unitholder of the Company. In the absence of conversion of this Note, no provisions of this Note, and no enumeration herein of the rights or privileges of the Lender, shall cause the Lender to be a Unitholder of the Company for any purpose.

6. If the Lender obtains any payment (whether voluntary, involuntary, by application of offset or otherwise) of principal, interest or other amount with respect to this Note in excess of the Lender's pro rata share of such payments obtained by all of the Lenders, then, by acceptance of this Note, the Lender agrees to distribute such excess to the other Lenders in amounts sufficient (to the extent such excess permits) to cause all of the Lenders to receive their respective pro rata shares of any payment of principal, interest or other amount with respect to the Notes.

7. This Note, and all matters arising directly and indirectly herefrom (the "Covered Matters"), shall be governed and construed in all respects by the laws of the State of New York as such laws are applied to agreements between parties in the State of New York and to be performed entirely within New York.

The Company and Lender irrevocably submit to the exclusive personal jurisdiction of the State and Federal courts located in the county of New York in the State of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of the Covered Matters. The Company and Lender irrevocably consent to the laying of venue in such court and waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

8. The indebtedness represented by this Note is unsecured and subordinate in right of payment to all current indebtedness of the Company and to any loans made to the Company by banks and other financial lenders.

9. Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Agent.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

COMPANY:

Asanda Air II LLC, a New York LLC

Founder Signature
_____

Name: ___Gene Frisco_____

Title: ___CEO_____

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

By: _____   By:___*Investor Signature*_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited